Touchstone Mining Limited
11923 SW 37 Terrace
Miami, Florida  33175

June 18, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, DC 20549-7010

Attn:  Karl Hiller and Craig Arakawa

Re:	Touchstone Mining Limited
Form 10-K for the Fiscal Year Ended September 30, 2008 Filed December 29, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 20, 2009 File No. 333-130696

Gentlemen:

Touchstone Mining Limited (the “Company”) is in receipt of your June 9, 2009 letter (the “Letter”) to Nanuk Warman containing comments to the captioned filings.  The Company has amended the captioned filings under cover of Forms 10-K/A and 10-Q/A to address such comments.  Set forth below are your comments, indicated in bold, together with responses thereto by the Company.

Form 10-K for the Fiscal Year Ended September 30, 2008

Controls and Procedures, page 12

1.	Please disclose the conclusions of management, regarding the effectiveness of your internal control over financial reporting as of September 30, 2008, to comply with Item 308 of Regulation S-K.

Item 9A[T] of the captioned 10-K has been amended to disclose that the Company’s internal control over financial reporting was effective as of September 30, 2008.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

2.
We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, for that portion of the cumulative period from September 12, 2005 (inception) through September 30, 2006. Given this reliance, you will need to include the report of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission.

If this is not feasible, your present auditors should remove the reference to the other auditors in their opinion. Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as “un-audited.”

The present auditors have removed the reference to the other auditors in their opinion.  Further, the financial statements have been revised to identify the cumulative activity as “un-audited.”

Exhibits

3.
The certifications you attached as Exhibits 31 to your September 30, 2008 Form 10-K and your subsequent interim periodic reports on Form 10-Q, do not conform to the requirements of Item 601 (b)(31) of Regulation S-K as you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4. Please revise your annual and interim certifications to comply with your reporting obligations.

The Exhibit 31 Certification in the captioned filings have been revised to conform to the requirements of Item 601 (b)(31) of Regulation S-K.

In responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Touchstone Mining Limited

By:	/s/ Nanuk Warman
Name: Nanuk Warman
Title: President